03012801

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 048050

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 3 2003 WASH. D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2002** (MM/DD/YY) AND ENDING **12/31/2002** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
Kiley, Bloemers, Inc.

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

340 ROYAL POINCIANA PLAZA, SUITE 339A
(No. and Street)

PALM BEACH	FL	33480
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Kiley **(561) 820-9700**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

P. Jason Ling, CPA, P.A.
(Name - *if individual, state last, first, middle name*)

Boca Raton	Florida	33433
(City)	(State)	(Zip Code)

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, **Michael Kiley**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **Kiley, Bloemers, Inc.**, as of **December 31**, 20 **02** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Norma L Protting
My Commission DD026302
Expires July 14, 2005

Signature

CEO
Title

2-28-03
Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KILEY, BLOEMERS, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002
AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

KILEY, BLOEMERS, INC.
FINANCIAL STATEMENTS AND SCHEDULES

TABLE OF CONTENTS

P Jason Ling, CPA, P.A.

225 NE Mizner Blvd, Suite 675
Boca Raton FL 33432
Phone: (561) 361-9595; Fax: (561) 361-9590

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Kiley, Bloemers, Inc.:

We have audited the accompanying statement of financial condition of Kiley, Bloemers, Inc. as of December 31, 2002, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kiley, Bloemers, Inc. as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with United States generally accepted accounting principles.

Our audit was conducted for the purpose of informing an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

P. Jason Ling, CPA, PA

Boca Raton, Florida
February 17, 2003

KILEY, BLOEMERS, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002

Assets	
Current Assets	
Cash and cash equivalents	$ 130,537
Restricted cash	25,000
Securities owned	16,998
Commissions receivable	313,482
Prepaid expenses	6,750
Total Current Assets	492,767
Other Assets	
Deposits	6,245
Furniture, equipment & leasehold improvements, net of $15,093 accumulated depreciation	28,918
	35,163
Total Assets	$ 527,930
Liabilities & Shareholders' Equity	
Liabilities	
Commissions payable	$ 247,233
Accounts payable & accrued expenses	24,619
Payable to clearing firm	13,998
Total Liabilities	285,850
Shareholders' Equity	
Common stock, no par value, 2,000 authorized, 100 shares issued and outstanding	
Retained earnings	242,079
Total Shareholders' Equity	242,079
Total Liabilities and Shareholders' Equity	$ 527,930

The accompanying notes are an integral part of these financial statements

KILEY, BLOEMERS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues	
Commission & principal trading revenue	$ 3,608,844
Interest & dividends	9,889
Total Revenues	3,618,733
Expenses	
Commissions, salaries, & benefits	2,902,085
Quotations & research	111,979
Clearing costs	106,718
Occupancy	77,244
Other general & administrative expenses	208,554
Telephone & communication	22,267
Depreciation	8,354
Dues & subscriptions	4,928
Legal & professional	25,559
State & local taxes	
Licenses & registrations	12,593
Total Expenses	3,480,281
Net Income	$ 138,452

KILEY, BLOEMERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

Stockholders' Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance as of December 31, 2001	$ -	$ -	$ 193,627	$ 193,627
Shareholder distributions			(90,000)	(90,000)
2002 net income			138,452	138,452
Balance as of December 31, 2002	$ -	$ -	$ 242,079	$ 242,079

The accompanying notes are an integral part of these financial statements

KILEY, BLOEMERS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities	
Net Operating Income	$ 138,452
Depreciation	8,354
	146,806
Adjustments to reconcile net operating income to net cash provided by operating activities:	
Decrease in commissions receivable	70,117
Increase in securities owned	(16,998)
Decrease in brokers receivable	3,000
Decrease in prepaid expenses & deposits	(6,751)
Decrease in commissions payable	(93,021)
Increase in due to clearing broker	13,999
Increase in accounts payable and accrued expenses	(3,579)
Total adjustments	(33,233)
Total cash flows from operating activities	113,573
Cash flows from investing activities	
Purchase of property & equipment	(11,721)
Net cash used in investing activities	(11,721)
Cash flows from financing activities	
Shareholder distributions	(90,000)
Net cash used in financial activities	(90,000)
Net increase (decrease) in cash & cash equivalents	11,852
Cash and cash equivalents - Beginning of Period	118,685
Net cash and cash equivalents - End of period	$ 130,537
Supplemental Cash Flows Disclosure	
Cash paid for interest	$ 330

KILEY, BLOEMERS, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDING DECEMBER 31, 2002

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Organization and Description of Business - Kiley, Bloemers, Inc. (the Company) is an Illinois corporation formed on December 9, 1994 for the purpose of conducting business as a broker-dealer in securities. The Company is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers.

The Company operates one branch office in addition to its main office; both are located in Palm Beach County, Florida. The Company's main source of revenue is through executing corporate and municipal fixed income transactions for primarily institutional customers in the Midwestern United States. In connection with its activities as a broker-dealer, the Company clears its securities transactions on a fully disclosed basis through Dain Correspondent Services, a division of Dain Rauscher Incorporated (DNI). Although the Company's clearing firm maintains all of the accounts of customers and preserves all required and customary records, the Company remains contingently liable for losses, which may be incurred on these accounts.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions – Profit and loss from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' security transactions and related commissions and expenses are reported on a trade date basis.

Furniture, fixtures and equipment - Furniture, fixtures and equipment are stated at cost, net of accumulated depreciation. Equipment, furniture and fixtures are depreciated on a straight-line basis over their estimated useful lives, generally three to seven years.

Income tax status - The Company, with the consent of its stockholders, has elected to be taxed as an S corporation under Subchapter S of the Internal Revenue Code that provides, in lieu of corporation income taxes, the stockholders separately account for their share of the Company's items of income, deductions, losses and credits. Therefore, these statements do not include any provision for corporate income taxes.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Computation of customer reserve - The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(ii).

Commissions Receivable - Commissions receivable represent amounts due the Company from its clearing broker relating to customer securities transactions introduced by the Company.

KILEY, BLOEMERS, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDING DECEMBER 31, 2002

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Organization and Description of Business - Kiley, Bloemers, Inc. (the Company) is an Illinois corporation formed on December 9, 1994 for the purpose of conducting business as a broker-dealer in securities. The Company is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers.

The Company operates one branch office in addition to its main office; both are located in Palm Beach County, Florida. The Company's main source of revenue is through executing corporate and municipal fixed income transactions for primarily institutional customers in the Midwestern United States. In connection with its activities as a broker-dealer, the Company clears its securities transactions on a fully disclosed basis through Dain Correspondent Services, a division of Dain Rauscher Incorporated (DNI). Although the Company's clearing firm maintains all of the accounts of customers and preserves all required and customary records, the Company remains contingently liable for losses, which may be incurred on these accounts.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions – Profit and loss from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' security transactions and related commissions and expenses are reported on a trade date basis.

Furniture, fixtures and equipment - Furniture, fixtures and equipment are stated at cost, net of accumulated depreciation. Equipment, furniture and fixtures are depreciated on a straight-line basis over their estimated useful lives, generally three to seven years.

Income tax status - The Company, with the consent of its stockholders, has elected to be taxed as an S corporation under Subchapter S of the Internal Revenue Code that provides, in lieu of corporation income taxes, the stockholders separately account for their share of the Company's items of income, deductions, losses and credits. Therefore, these statements do not include any provision for corporate income taxes.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Computation of customer reserve - The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(ii).

Commissions Receivable - Commissions receivable represent amounts due the Company from its clearing broker relating to customer securities transactions introduced by the Company.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont')

Restricted Cash - Restricted cash consists of funds on deposit with RPR pursuant the Company's clearing agreement. The agreement requires the Company to maintain a clearing deposit of $25,000. As long as the Company continues to use the clearing and execution services of RPR, the Company is required to maintain the cash deposit.

Due to Clearing Broker – Due to clearing broker represents amounts owed to the clearing broker equivalent to the cost basis of securities inventory long purchased and held at the clearing broker.

Securities owned - Marketable securities are valued at market value. Securities not readily marketable (if any) are valued at fair value as determined by the board of directors. The resulting difference between cost and market value (or fair value) is included in the statement of operations.

Comprehensive income – In accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"); the Company is required to report its comprehensive income. Other comprehensive income refers to revenue, expenses, gains, and losses that under generally accepted accounting principles are included in comprehensive income but excluded from net income, as these amounts are recorded directly as an adjustment to stockholder's equity. A statement of comprehensive income is not presented since the Company had no items of other comprehensive income. Comprehensive income is the same as net income for the period presented herein.

NOTE 3. AGREEMENT WITH CLEARING BROKER

The Company's has a fully disclosed clearing agreement with DNI that requires minimum clearing charges of $3,000 per quarter. The agreement is cancelable by either party sixty days after providing written notification. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2002, no amounts were owed under this provision.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which as of December 31, 2002 required the maintenance of $100,000 minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2002, the Company had net capital of $195,571 ($95,571 in excess of its requirement) and the Company's aggregate indebtedness to net capital ratio was 1.46 to 1 (146%).

NOTE 5. SECURITIES OWNED

Securities owned consist of marketable trading and investment securities at quoted market values. Securities owned totaled $16,998 comprised of $7,313 in corporate stock and $9,685 in corporate bonds.

NOTE 6. CONTRACTUAL COMMITMENTS

The Company's has four current operating lease agreements for quotation and execution terminals with Bloomberg, L.P. that expire at various times during the next two years. The minimum lease payments for the years 2003 and 2004 are $63,450 and $40,500 respectively.

The Company has 2 operating leases for office space expiring 2004. The following is a schedule of future minimum rental payments under this lease as of December 31, 2002:

2003	53,553
2004	32,278
	$ 85,831

NOTE 7. OFF-BALANCE-SHEET RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer with Dain Correspondent Services. The clearing broker/dealer is responsible for collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and proper executions of customer transactions by the clearing broker/dealer.

NOTE 8. SIMPLIFIED EMPLOYEE PENSION PLAN

The Company contributes to a simplified employee pension plan (SEP) that covers all full-time employees. The Company makes discretionary contributions subject to Internal Revenue Service limitations. In 2002, the Company's total contributions under this plan were approximately $18,398.

NOTE 9. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses were composed of the follow liabilities as of December 31, 2002:

SEP expense	$ 1,000
Professional fees	8,000
Administrative expenses	15,619
	$24,619

KILEY, BLOEMERS INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
AS OF DECEMBER 31, 2002

Computation of Net Capital		
Shareholders equity qualified for net capital	$	242,079
Less: Non-allowable assets		41,913
Tentative Net Capital		200,166
Haircut on securities inventory		4,595
Net Capital		195,571
Computation of Aggregate Indebtedness		
Commissions payable	$	247,233
Payable to clearing firm		13,998
Accounts payable & accrued expenses		24,619
Total Aggregate Indebtedness		285,850
Computation of Required Minimum Net Capital		
Calculation of Required Capital (the greater of):		
Regulatory minimum		100,000
Calculated minimum (aggregate indebtedness @ 6.67%)		19,066
Required Capital		100,000
Net Capital in Excess of Requirement		95,571
Ratio of aggregate indebtedness to net capital		1.46 to 1
Percentage of aggregate indebtedness to net capital		146%
Reconciliation with company's calculation as reported on December 31, 2002 FOCUS report		
Net Capital as reported in December 31, 2002 Form X-17A-5, Part IIA (unaudited) FOCUS report		213,175
Net increase in allowbale assets		13,998
Net adjustments to accrue year end payables		(29,618)
Increase in securities haircuts		(1,984)
Net Capital, Per Above	$	195,571

The accompanying notes are an integral part of these financial statements

KILEY, BLOEMERS, INC.
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2002

Kiley, Bloemers, Inc. operates pursuant to the (K)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is therefore exempt from the reserve formula calculations and possession and control computations.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE AS REQUIRED BY SEC RULE 17a-5

Board of Directors
Kiley, Bloemers, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Kiley, Bloemers, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial function relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

P. Jersa Lug, CPA, PA

Boca Raton, Florida
February 17, 2003